Exhibit 99.1

TowerJazz Presents First Quarter 2013 Results
and Second Quarter Guidance

First Quarter 2013 Revenues of $113 Million
with Second Quarter Mid-Range Up 13%
at $122 to $132 Million Revenue Guidance

MIGDAL HAEMEK, Israel – May 9, 2013 – TowerJazz, the global specialty foundry leader, today announced financial results for the first quarter, ended March 31, 2013.

Highlights

•	First quarter revenues of $113 million;

•	Forecasts revenues of $122 to $132 million in the second quarter of 2013, representing 13 percent mid-range growth;

•	Quarterly record numbers of full mask tape outs;

•	Reduced 2013 and 2014 principal payments from $105 million to $30 million, extending a low interest of LIBOR+3.5 percent bank loan ($131 million) to final maturity in 2016;

•	End of quarter cash balance of $120 million, shareholders’ equity at $190 million and strong balance sheet ratios.

CEO Perspective

Russell Ellwanger, Chief Executive Officer of TowerJazz, commented: “We leave first quarter confident in our tactics and strategies, demonstrated by quarter over quarter double digit guidance growth, and projected quarter over quarter growth throughout the year. This growth is driven by a record number of full mask tape-outs into our 8" facilities in Newport Beach, Migdal HaEmek and Nishiwaki and strong and increasing demand in our Israeli 6" factory. Design win activity remains strong at a quarterly level of about one hundred, demonstrating customer acceptance of our platform differentiation. "

Concluded Mr. Ellwanger, “We spoke of the three industry megatrends: green everything, wireless everything, smart everything. With the benefit of seeing the big picture of our business and our strong vectors in each of these 3 trends, we are excited to update throughout this year and show the full benefits of our strategy over the years to come."

First quarter 2013 results summary

First quarter 2013 revenue was $113 million as compared with $148 million in the prior quarter. As discussed, we view this as a short term decline, realized by the announced contractual decrease of Micron volume agreement. The upward quarterly guidance demonstrates our ability to fill this gap.

The statement of operations for the first quarter 2013 includes a positive effect of $7 million financing income, net recorded under GAAP as a result from the previously announced March 2013 agreement with the Israeli banks for the extension of our loans' maturity dates.

On a non-GAAP basis, as described and reconciled below, gross and operating profits are $34 million and $15 million for the first quarter of 2013, as compared to $49 million and $32 million in the prior quarter.

On a non-GAAP basis, net profit in the first quarter of 2013 was $6.5 million or $0.27 per share. This is compared to $22 million or $0.99 per share in the prior quarter.

With our continuous cost reduction efforts, we maintained GAAP basis net loss in the first quarter of 2013 at $23 million or $0.96 per share, similar to $23 million or $1.05 per share in the prior quarter.

Financial Guidance

TowerJazz forecasts revenues of $122 to $132 million in the second quarter of 2013, with mid range guidance representing 13 percent growth.

Conference Call and Web Cast Announcement

TowerJazz will host a conference call to discuss first quarter 2013 results today, May 9, 2013, at 10:00 a.m. Eastern Time / 5:00 p.m. Israel time.

To participate, please call: 1-888-668-9141 (U.S. toll-free number) or +972-3-918-0644 (international) and mention ID code: TOWER-JAZZ. Callers in Israel are invited to call locally by dialing 03-918-0644. The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both websites for replay for a period of 90 days, starting a few hours following the call.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

As previously announced, beginning with the first quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3)amortization related to a lease agreement early termination, (4) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period, whether paid or payable and (5) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding amortization related to a lease agreement early termination, interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

Forward Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of fixed costs, debt and other liabilities and having sufficient funds to satisfy our fixed costs, debt obligations and other short-term and long-term liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and recruitment and retention of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxvi) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxvii) successfully achieving ramping new technologies at TowerJazz's Japan fab and engaging new customers to utilize this fab at a level that will cover all of its cost; (xxviii) meeting regulatory requirements worldwide; and (xxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	March 31,	December 31,	March 31,
	2013	2012	2012
	(Unaudited)		(Unaudited)
A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$119,707	$133,398	$158,226
Trade accounts receivable	79,957	79,354	87,892
Other receivables	8,084	5,379	4,385
Inventories	61,575	65,570	62,450
Other current assets	16,756	14,804	16,575
Total current assets	286,079	298,505	329,528

LONG-TERM INVESTMENTS	13,306	12,963	12,895

PROPERTY AND EQUIPMENT, NET	407,991	434,468	477,463

INTANGIBLE ASSETS, NET	43,692	47,936	53,850

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	13,088	13,768	16,532

TOTAL ASSETS	$771,156	$814,640	$897,268

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$30,086	$49,923	$42,031
Trade accounts payable	68,132	81,372	94,997
Deferred revenue	5,795	1,784	5,745
Other current liabilities	40,628	36,240	62,053
Total current liabilities	144,641	169,319	204,826

LONG-TERM DEBT	305,574	288,954	385,107

LONG-TERM CUSTOMERS' ADVANCES	7,347	7,407	7,813

EMPLOYEE RELATED LIABILITES	73,397	77,963	97,198

DEFERRED TAX LIABILITY	27,219	26,804	19,375

OTHER LONG-TERM LIABILITIES	22,596	24,168	25,882

Total liabilities	580,774	594,615	740,201

SHAREHOLDERS' EQUITY	190,382	220,025	157,067

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$771,156	$814,640	$897,268

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012
	GAAP	GAAP	GAAP

REVENUES	$112,647	$147,587	$168,013

COST OF REVENUES	110,072	139,017	145,265

GROSS PROFIT	2,575	8,570	22,748

OPERATING COSTS AND EXPENSES

Research and development	9,495	7,332	8,000
Marketing, general and administrative	10,045	10,755	12,500
Amortization related to a lease agreement early termination	1,866	--	--

	21,406	18,087	20,500

OPERATING PROFIT (LOSS)	(18,831)	(9,517)	2,248

INTEREST EXPENSES, NET	(8,027)	(8,647)	(8,163)

OTHER FINANCING INCOME (EXPENSE), NET	986	(7,614)	(10,366)

OTHER INCOME (EXPENSE), NET	(260)	78	--

LOSS BEFORE INCOME TAX	(26,132)	(25,700)	(16,281)

INCOME TAX BENEFIT (EXPENSE)	2,981	2,311	(3,036)

NET LOSS FOR THE PERIOD	$(23,151)	$(23,389)	$(19,317)

Basic loss per ordinary share	$(0.96)	$(1.05)	$(0.91)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	March 31,	December 31,	March 31,		December 31,		March 31,	December 31,
	2013	2012	2013		2012		2013	2012
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$112,647	$147,587	$--		$--		$112,647	$147,587

COST OF REVENUES	78,947	98,279	31,125	(a)	40,738	(a)	110,072	139,017

GROSS PROFIT	33,700	49,308	(31,125)		(40,738)		2,575	8,570

OPERATING COSTS AND EXPENSES

Research and development	9,347	7,138	148	(b)	194	(b)	9,495	7,332
Marketing, general and administrative	9,403	9,737	642	(c)	1,018	(c)	10,045	10,755
Amortization related to a lease agreement early termination	--	--	1,866	(d)	--		1,866	--

	18,750	16,875	2,656		1,212		21,406	18,087

OPERATING PROFIT (LOSS)	14,950	32,433	(33,781)		(41,950)		(18,831)	(9,517)

INTEREST EXPENSES, NET	(8,027)	(8,647)	--	(e)	--	(e)	(8,027)	(8,647)

OTHER FINANCING INCOME (EXPENSE), NET	--	--	986	(e)	(7,614	)(e)	986	(7,614)

OTHER INCOME (EXPENSE), NET	(260)	78	--		--		(260)	78

PROFIT (LOSS) BEFORE INCOME TAX	6,663	23,864	(32,795)		(49,564)		(26,132)	(25,700)

INCOME TAX BENEFIT (EXPENSE)	(190)	(1,937)	3,171	(f)	4,248	(f)	2,981	2,311

NET PROFIT (LOSS) FOR THE PERIOD	$6,473	$21,927	$(29,624)		$(45,316)		$(23,151)	$(23,389)

(a)
Includes depreciation and amortization expenses in the amounts of $30,966 and $40,539 and stock based compensation expenses in the amounts of $159 and $199 for the three months ended March 31,2013 and  December 31, 2012  respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $30 and $33 and stock based compensation expenses in the amounts of $118 and $161 for the three months ended March 31,2013 and  December 31, 2012  respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $204 and $208 and stock based compensation expenses in the amounts of $438 and $810 for the three months ended March 31,2013 and  December 31, 2012  respectively.

(d)	Non cash amortization related to an early termination of an office building lease contract
(e)	Non-GAAP financing expense, net includes only interest on an accrual basis.
(f)	Non-GAAP income tax expenses include taxes paid during the period.
(*)
Basic earnings per ordinary share according to non-GAAP results is $0.27 and $0.99 for the three months ended march 31, 2013 and December 31, 2012, respectively and the weighted average number of ordinary shares outstanding is 24.1 million and 22.2 million for these periods.

Fully diluted earnings per share according to non-GAAP results would be $0.13 and $0.45 for the three months ended March 31, 2013 and December 31, 2012, respectively, and the weighted average number of shares outstanding would be 48.9 million and 48.9 million for these periods.  Fully diluted earnings results and quantities of number of shares outstanding exclude $22.0 million and  22.7 million for the three months ended March 31, 2013 and December 31, 2012, respectively, of securities that carry exercise price or conversion ratios, which are above the average price of the company’s stock.